August 21, 2008

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel

Re:	Charles & Colvard, Ltd. Form 10-K for the fiscal year ended December 31, 2007, Filed March 11, 2008 Form 10-Q for the Quarterly Period Ended March 31, 2008 File No. 0-23329

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated July 29, 2008 from Dean Suehiro of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to James Braun, the Chief Financial Officer of Charles & Colvard, Ltd. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2007 and the Company’s Form 10-Q for the fiscal quarter ended March 31, 2008. For your convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

3800 Gateway Boulevard, Suite 310 Morrisville, NC 27560 Telephone 919.468.0399
Facsimile 919.468.0486 www.moissanite.com

Form 10-K for the year ended December 31, 2007

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 2. Inventory, page 40

Note 3. Inventories, page 47

1.	We note the long-term inventory classification of $26.9 million and $11.8 million in 2007 and 2006 respectively. Please tell us why no inventory write-down was necessary for the current and prior year. Include in your response the factors you considered in concluding that you do not have excess inventories based on your anticipated sales. Also, tell us how you considered the following in arriving at your conclusion.

•

Your 32% and 7% decrease in sales in 2007 and 2006, respectively. We also note that your sales have continued to decrease in the 2008 1st and 2nd quarters as compared to the corresponding interim quarters of the preceding fiscal year.

•	Your inventory continues to increase in the 2008 1st and 2nd quarters.

•	Your inventory turnover has continued to decrease since 2006.

•	The total shipments of carats have been decreasing since 2006 as compared to the previous periods.

•	Although the average selling price per carat remained the same in 2007 and 2006, we note that it decreased 3% in the 2008 1st quarter.

•

The Cree and Norstel purchase commitment agreements for raw materials. We note that the purchase commitment with Cree is $4 million for 2008 and you are currently in negotiations with Norstel to reduce your 2008 purchase commitment to them.

•

You have continued to use significant cash in operating and investing activities since 2006. Address whether you will be required to reduce your average selling price to provide cash flows from future operations.

Response:

Due to the Company’s unique business model and market niche, the relatively early stage of market awareness of moissanite, and the potential need for large quantities of inventory on short notice to service unanticipated new retail distribution channels (e.g. chainwide roll-outs of moissanite with large retailers), the company expects to maintain a large inventory balance in relation to sales over the foreseeable future, although not at as high as the levels we currently maintain. Our sales have been much lower than forecasted and it has taken us time to negotiate significantly lower purchase commitments with our suppliers due to the unique position of having only one primary supplier and a second supplier who has just recently gained the capability to produce any significant quantities of our raw material.

Our inventories consist primarily of loose colorless moissanite jewels that meet rigorous grading criteria and are of cuts and sizes most commonly used in the jewelry industry. Moissanite jewel properties do not change over time. The Company warranties this to our customers as well as to the end consumer. We have never had to accept a return against this warranty. We currently carry only a very limited amount of moissanite jewels in finished jewelry settings as our primary distribution method is to sell loose stones and have the buyer manufacture the jewelry using our jewel. As a result, our inventories do not degrade in quality over time. We maintain a mix of shapes and sizes of stones that approximates the mix sold in the fine jewelry marketplace such that our inventories are not subject to fashion trends. The jewels are maintained in vaults at the Company’s offices and in bank vaults. In view of the foregoing factors, no excess or obsolete inventory reserve requirements have been identified.

As the economy rebounds and consumer demand for jewelry improves we expect that our inventory turnover rates will increase. We also believe that new leadership of our management team effective July 2008 and new members of our Board of Directors as of May 2008 will help the Company identify and pursue opportunities that we believe exist to increase revenues and inventory turnover. According to estimates provided by the International Diamond Exchange, the consumer market in 2007 for jewelry sales in the United States was approximately $65 billion. The Company’s market penetration in this market is less than one tenth of one percent.

The patents held by the Company give the Company the exclusive right through 2015 to produce and sell lab-created silicon carbide (“SiC”) for use in jewelry applications. Thus, the value of the Company’s inventory is not negatively impacted by potential market saturation arising from the actions of competitors. Due to the patents, the Company has no competitors for gem quality lab-created silicon carbide and naturally occurring moissanite is not available in sufficient quantities to be a viable alternative.

The jewels are carried at cost, which is substantially below historical selling prices. Gross margins ranged from 57% to 74% over the last four quarters.

The quantity of inventory has also been influenced by the very limited sources of gem quality silicon carbide, the raw material from which the jewels are derived. There has been only one reliable supplier of SiC, although another supplier is quickly gaining the ability to assume a significant supplier role. Because of the limited sources of raw material supply, management has historically been hesitant to reduce raw material purchases to levels that might decrease the supplier’s willingness to continue producing the SiC for the Company. The supply agreements exclude the suppliers from producing gem quality SiC for any customer other than C&C.

The Company is in the process of negotiating downward our purchase requirements from our two raw material suppliers and expects to purchase reduced quantities in the fourth quarter of 2008 and beyond until the inventory balance has been substantially reduced, constantly keeping in mind the potential need to fulfill a large new order.

Our reduced purchase commitments in 2008 took into consideration the downward trends of the current economy and in particular the jewelry industry. However, with the economic trends continuing, we are discussing with our suppliers a further reduction in purchases.

The average selling price per carat fluctuates based on the mix of stones sold during the period. The price for each specific size of stone has remained relatively constant but the mix of the stones sold is constantly fluctuating. Smaller stones have a lower selling price per carat than larger stones. During the first and second quarter of 2008, our average selling price per carat increased by 12% and 9% over the first and second quarter of 2007 due to the change in product mix. We are unsure of the source for the 3% decrease in the first quarter as indicated in your letter.

Management believes that the inventory balances should start to be reduced within the next 12 months due to the combination of increased sequential quarterly sales and reduced raw material purchases. We do not believe that we will be required to reduce our average selling price to provide cash flows from future operations.

Note 2. Concentrations of Credit Risk, page 42

2.

Please refer to the $4.5 million in trade accounts receivable that is past due. Tell us how you concluded that an uncollectible provision for this receivable is not necessary. We note that the past due amount has increased in the 2008 1st quarter to $5 million.

Response:

As of December 31, 2007 the Company had a $500,000 uncollectible provision for this receivable, which was from Reeves Park, a customer since 2001. In March 2008 the Company and Reeves Park signed a new agreement that requires Reeves to pay at the time of placing of an order an amount higher than the amount of its new order, make a minimum quarterly payment if the payments for new orders in a quarter are below a specific amount, and pay interest on any past due balance. As of June 30, 2008 the Company continues to maintain the $500,000 uncollectible provision specific to Reeves Park receivables and continues to believe that it is sufficient. As of the date of this letter Reeves Park is in compliance with the terms of its agreement with the Company. Management evaluates the adequacy of this specific reserve each quarter by considering Reeves Park’s continued compliance with the new agreement discussed above, historical and anticipated sales to Reeves Park, cash payments received, and the overall quality of the customer relationship we have with Reeves Park.

Closing

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 919.468.0399 x224.

Thank you for your time and attention.

Sincerely,

/s/ James R. Braun
James R. Braun
Vice President of Finance & Chief Financial Officer

cc:	Securities and Exchange Commission

Mr. Dean Suehiro

Charles & Colvard, Ltd.

Dennis M. Reed